UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              WAVE POWER.NET, INC.
                 (Name of small business issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   43 -1798970
                     (I. R. S. Employer Identification No. )

              950 N. Federal Highway, #209, Pompano Beach, FL    33062
              (Address of principal executive offices)         (Zip Code)

                                  604-671-6065
                           (Issuer's telephone number)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE  OF  EACH  CLASS                      NAME  OF  EACH  EXCHANGE  ON  WHICH
TO  BE  SO  REGISTERED:                      EACH  CLASS  IS  TO BE REGISTERED:

Common  Stock  Par  Value  $0.001              Over  the Counter Bulletin Board
Exchange



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                      None

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item  1.  Description  of  Business.

     The information required by this item is contained in the sections entitled, "Introduction," "Risk Factors," "The Distribution," and "Business of Wave Power.net, Inc. and its Subsidiaries" in the Information Statement attached hereto. If and when applicable, those sections are incorporated herein by reference.

Item  2.  Managements  Discussion  of  Analysis  or  Plan  of  Operation.

     The information required by this item in the sections entitled, Liquidity, Capital Resources, Results of Operations, Material Changes in Financial
Conditions and Material Changes in Results of Operations. If and when applicable, those sections are incorporated by reference.

Item  3.  Properties.

     The information required by this item is contained in the section entitled "Business of Wave Power.net, Inc. and its Subsidiaries -- Properties" in the Information Statement. That section is incorporated herein by reference.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

     The information required by this item is contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Information Statement. That section is incorporated herein by reference.

Item  5.  Directors,  Executive  Officers,  promoters  and  Control  Persons.

     The information required by this item is contained in the sections entitled "Management of Wave Power.net, Inc. -- Directors" and "Management of Wave Power.net, Inc. -- Executive Officers" in the Information Statement. Those sections are incorporated herein by reference.

Item  6.  Executive  Compensation.

     The information required by this item is contained in the sections entitled "Management of Wave Power.net, Inc. -- Directors' Compensation" and "Executive Compensation" in the Information Statement. Those sections are incorporated herein by reference.

Item  7.  Certain  Relationships  and  Related  Transactions.

     The  information  required  by  this  item  is  contained  in that section.

Item  8.  Legal  Proceedings.

     None.

Item  9.  Market  for  Common  Equity  and  Related  Stockholder  Matters.

     The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Manner of Effecting the Distribution," "The
Distribution -- Listing and Trading of Shares of Wave Power.net, Inc. Common Stock," "The Distribution -- Dividend Policy," "Security Ownership of Certain Beneficial Owners and Management," and "Description of Wave Power.net, Inc. Capital Stock" in the Information Statement. Those sections are incorporated herein by reference.

Item  10.  Recent  Sales  of  Unregistered  Securities.

     The  information  required  by  this  item  is  contained  in that section.

Item  11.  Description  of  Securities.

     The information required by this item is contained in the sections entitled "Summary," "The Distribution -- Listing and Trading of Shares of Wave Power.net, Inc. Common Stock," "The Distribution -- Dividend Policy," "Financing" and "Description of Wave Power.net, Inc. Capital Stock" in the Information Statement. Those sections are incorporated herein by reference.

Item  12.  Indemnification  of  Directors  and  Officers.

     The information required by this item is contained in the section entitled "Liability and Indemnification of Directors and Officers" in the Information Statement. That section is incorporated herein by reference.

Item  13.  Financial  Statements.

     The information required by this item is contained (i) in the sections entitled "Selected Historical Financial Data," "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement, and (ii) in the Combined Financial Statements included in the Information Statement and other financial information incorporated by reference in Item 15 hereof. Those sections, financial statements and other financial information are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     None.

Item  15.  Financial  Statements  and  Exhibits.

     (a) Financial Statements. See "Index to Combined Financial Statements" in the Information Statement, which is incorporated herein by reference. In addition, the following financial statement schedule, not included in the Information Statement, is filed as part of the registration statement:

     (b)  Independent  Auditors'  Report

     (c) Exhibits. See the Exhibit Index following the Signatures page in this registration statement, which Exhibit Index is incorporated herein by reference.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              WAVE POWER.NET, INC.

                              By: /s/ BRIAN FISHER
                      ------------------------------------
                       Brian Fisher, President & Director

September,  4  2000

                              WAVE POWER.NET, INC.
                               (The "Registrant")



     THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANTS RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS; (III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANTS EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING. THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANTS BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED WHETHER THIS INFORMATION STATEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE INFORMATION CONTAINED IN THIS PRELIMINARY INFORMATION STATEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT ON FORM 10SB RELATING TO WAVE POWER.NET, INC. COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES WILL NOT BE ISSUED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS INFORMATION STATEMENT IS NOT AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                                TABLE OF CONTENTS

Part  I
-------

Item  1.  Description  of  Business                                         7

Item  2.  Plan  of  Operation                                              12

Item  3.  Properties                                                       12

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners             13

Item  5.  Directors  and  Executive  Officers                              13

Item  6.  Executive  Compensation                                          14

Item  7.  Certain  Relationships  and  Related  Transactions               14

Item  8.  Legal  Proceedings                                               15

Item  9.  Market  Price  of  and  Dividends  on  the  Registrant's
     Common  Equity  and  Other  Shareholder  Matters                      15

Item  10.  Recent  Sales  of  Unregistered  Securities                     15

Item  11.  Description  of  Registrant's  Securities
       to  be  Registered                                                  16

Item  12.  Indemnification  of  Directors  and  Officers                   16

Part  II  F/S

Item  13.  Financial  Statements  and  Supplementary  Data                 18

Financial  Statements                                                      30

Item  14  Changes  in  and  Disagreements  With
       Accountants  on  Accounting  and  Financial  Disclosure             31

Item  15.  Financial  Statements  and  Exhibits                            31

Signatures                                                                 36

References in this registration statement to We, Us, or the Company refer to Wave Power.net, Inc.

PART  I

Item  1.  Description  of  Business.

Business  Development.

     We were incorporated as Novus Environmental, Inc. in the State of Delaware on November 5, 1997, to develop or acquire recycling technologies. On December 8, 1997, we enacted a Regulation D, Rule 504 offering whereupon we issued 15,000,000 shares of common stock and raised $15,000.00. On April 24, 1998, we enacted another Regulation D, Rule 504 offering whereupon we issued 480,000 shares of common stock and raised $48,000. All disclosure herein accounts for these offerings unless indicated otherwise.

     On January 20, 2000, the Company entered into a reorganization agreement whereby the company was to merge with Wave Power.net, a privately held company. On March 3, 2000, the parties therein acknowledged that the merger contemplated had never been consummated and they subsequently mutually agreed to rescind that agreement and entered into an agreement releasing the parties of their right, title, interest, claims and obligations that they might otherwise have had or had been set forth in the aforementioned January 20, 2000 agreement.

     We have not been a party to any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business  of  Issuer.

     Principal products or services and their markets. The Company's principal asset which will be the unique technical knowledge concerning the conversion of waste tires into commercially viable and profitable products. The technical knowledge centers on:

    1.  The  ability to shred waste tires into small pieces (crumbs) by applying
relatively  uncomplicated,  but     unique,  shredding  methodologies.
    2.  Unique  adhesive  materials  that will bind the shredded tire crumbs and
other  raw  materials  into  a     strong  and  durable  finished  product.
    3. A proprietary formula of raw material inputs that will produce the desired end product.

The  Products:

Wave  Power.net,  Inc.  plans  to  offer  four  key  entry-level  products.

         -  Erosion  Control  Block  (ECB)  1'6"  X  8"  X  12"
         -  Erosion  Control  Block  (ECB  2)  1'8"  X  1'8"  X  3'
         -  Freeway  Sign  Posts  6"  X  6"  X  10'
         -  Type  C  Traffic  Curb

Future  product  possibilities  are  numerous  and  include:

         -  Freeway  Sound  Barriers
         -  Light  Standards
         -  Matrix  Wood  Alternative  (Fence  posts,  etc.)
         -  Meter  Boxes

     Product benefits include extreme strength, corrosion resistance, unlimited life, environmentally non-threatening and recyclable at a cost comparable to alternative products.

     The major customers for Wave Power.net, Inc. will be government agencies since they may give purchasing priority to products made from recycled materials. Presently, there are over 3 billion waste tires stored or dumped in above ground piles cross the United States. Some of the stockpiles are of gigantic proportions. In addition, the U.S. generates approximately 250 million waste tires each year. The stockpiles are constantly growing. Current waste tire collection and disposal practices (stockpiles, burying, burning) present a substantial threat to human health and the environment. Waste tire piles are a breeding habitat for disease-carrying mosquitoes, rodents, and other pests and may be ignited causing potentially catastrophic fires. In fact, there have been a number of fires that have caused major environmental damage. New solutions are required if any progress is to be expected in eliminating the problem.

U.S.  GOVERNMENT  LEGISLATION:

     On March 14, 1997 the "Waste Tire Recycling, Abatement, and Disposal Act of 1997" was introduced in the U.S. Senate. Some of the important provisions of the Act are:

    - All waste tire dumps in the United States are closed and abated not later
      than  4  years  after  the  date  of     enactment  of  the  Act.
    - All waste tire stockpiles are abated by not later than December 31, 2005.
    - Regulation of commerce in waste tires to protect human health and the environment.
    - Federal  and State programs to finance activities that implement the Act.
    - Assignment of highest priority to activities that ensure adequate capacity is available to convert any waste tires newly removed from motor vehicles to shredded tire material.
    - Federal enforcement of the Act if States fail to implement its provisions.
    - Regulations  concerning:
        - How long a waste tire can remain in a collection site before processing and maximum tire pile size.
        -  Pile  separation  (50 feet) and pile location and storage safeguards.
        - Future tire collection site size and tire processor tire stockpile sizes.
        -  Waste  tire  movement.
        -  Storage  of  shredded  tire  material.
        -  Permits,  fees,  reporting  requirements,  administration of the Act.

On March 12, 1997 the "Tire Pile Improvement and Remediation Effectiveness Act" was introduced in The United States House Of Representatives. The Act provides for Tire Grants for purposes of constructing fire lanes in, and removing tire piles containing 1 million or more tires.

       - This is a revenue generating activity that may apply to Wave Power.net, Inc.

Status  of  any  publicly  announced  new  product  or  service.

     We currently have no new products or services that have been publicly announced.

Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.

There are entities having significantly greater financial and other resources than us. However, no tire or computer recycling company uses 100% recycled products. Our industry is highly competitive with respect to price, service, quality and marketing. As a result, the potential for failure in this industry is significant. There are numerous, well-established, larger competitors in the industry with comprehensive experience, possessing substantially greater financial, marketing, personnel and other resources than us. There can be no assurance that we will be able to respond to various competitive factors affecting our business.

Sources  and availability of raw materials and the names of principal suppliers.

As of the date of this registration statement, the company has several tire suppliers plus independent tire and waste computer suppliers from the states of New York and Pennsylvania, including Clark Environmental of New York.

     As of the date of this registration statement, we have no customers. We intend to market our environmentally processed products for civilly engineered, commercial and public consumer use. We intend to reach such end users through the use of in-house telemarketing and sales representatives. Internet use is contemplated to extend across the continuum of fiber optic control devices, APS services and E-commerce. We have developed rudimentary criteria for such marketing but we have not hired marketing staff. There can be no assurance that we will be able to develop these marketing and promotional aspects of our planned operations. Even if such marketing and promotional aspects are developed, there can be no assurance that they will be effective in bringing customers to our site.

Risk  Factors.

We  currently  have  negative  working capital and limited sources of liquidity.

     We require substantial capital to pursue our operating strategy and currently have limited cash for operations. Until we can obtain revenues sufficient to fund working capital needs, we will be dependent upon external sources of financing. To date, we have no internal sources of liquidity and we hope to generate any internal cash flow in the near future.

As  an  underfunded  company,  our  quarterly  operating  results may fluctuate.

     Based on our business and industry and as an underfunded company, we expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside our control. Factors that may adversely affect our quarterly operating results include:

     1. our ability to attract new customers at a steady rate and maintain customer satisfaction;

     2.  our  ability  to  operate  at  favorable  gross  margins;

     3.  our  lack  of  an  Internet  presence;

     4.  the  amount  and  timing  of  operating  costs and capital expenditures
relating  to  expansion  of  our     business,  operations,  and infrastructure;

     5.  costs  and  delays  in  introducing  new  products  and  services  and
improvements  to  existing     products  and  services;

     6.  costs  related  to  acquisitions  of  technologies  or  businesses; and

     7. general economic conditions, as well as those specific to related industries.

     As a result of our limited operating history, it is difficult to accurately forecast our revenue, and we have no meaningful historical financial data upon which to base planned operating expenses. As such, we expect to operate at a loss for the foreseeable future. Revenue and operating results are difficult to forecast because they generally depend upon the number of variety of factors, tangible and intangible. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall.

We  are  dependent  on  key  management  personnel.

Our success is dependent upon, among other things, the services of Brian Fisher, CEO, president and director. The loss of the services of Mr. Fisher, for any reason, could have a material adverse effect on our prospects. We do not have an employment agreement or key man life insurance for Mr. Fisher. The expansion of our business will place further demands on existing management and future growth and profitability will depend, in part, on our ability to hire and retain necessary management personnel to operate the business. There is no assurance that we will be able to attract and retain the necessary experienced personnel.

We  are  in  an  intensely  competitive  industry.

     This industry is highly competitive, and has few barriers to entry. There are many competitors who offer the same or similar services of the type we offer, there can be no assurance that additional competitors will not enter markets that we intend to serve.

We have not paid any dividends and we do not anticipate doing so in the near future.

We have paid no dividends on our common stock and we cannot assure you that we will achieve sufficient earnings to pay cash dividends on our common stock in the near future. Further, we intend to retain earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We  are  currently  controlled  by  our  principal  stockholder.

Prior to this offering, our president, director and chief executive officer, Brian Fisher owns 69% of the outstanding common stock. This concentration of ownership may have the effect of delaying or preventing a change in control of the company. See Management" and Principal Stockholders."

We  lack  disinterested,  independent  directors.

Our  director  has  a  direct  financial  interest  in  the  company.

All  marketing  will  be  done  in-house  initially.

We currently plan to market and promote our services in-house. While our Chief officer does have prior promotional and marketing experience, there can be no assurance that the company's marketing strategies will be effectively instituted, or that these arrangements will result in sufficient revenues to produce net income.

Our  current  shareholders  will  continue  to  control  the  company.

     Prior to this offering, our current shareholders own or control all of the issued and outstanding shares of common stock of the company. Therefore, our current shareholders will have the voting power to elect all of the members of the Board of Directors and control substantially all corporate actions and decisions for an indefinite period of time. Accordingly, investors will have no right or power to take part in the management or control of the business of the company, or the election of its officers or directors. Accordingly, no person should invest in the company unless he is willing to entrust all aspects of control to the company's current management and to rely upon their abilities.

Intellectual  Property.

     As of the date of this registration statement, we currently have no patents, trademarks, franchises, concessions, royalty agreements or labor contracts. Our failure to obtain proprietary protection in the future could have a materially adverse effect on our operations.

Need  for  any  government  approval  of  principal  products  or  services.

     Presently, the Waste Abatement and Tire Remediation Act of 1977 and Solid Waste Management Act and its amendments, Statute #445, govern our industry.

Effect  of  existing  or  probable  governmental  regulations  on  the business.

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet services and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues, such as sales tax, libel and personal privacy is uncertain and may take years to resolve. In addition, as our service is available over the Internet in multiple states and as we sell to numerous residents in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Research  and  Development  in  the  last  two  fiscal  years.

     As of the date of this registration statement, no amount has been spent on research and development.

Costs  and  effects  of  compliance  with  environmental  laws.

     We are currently unaware of any environmental regulation to which we are subject, other than those, which may be applicable to businesses generally. Consequently, we have not spent any funds on compliance with environmental laws.

Number  of  total  employees  and  number  of  full  time  employees.

     We currently have one employee, who works for the Company on a part-time basis. There are no employment or collective bargaining agreements in place. We do not anticipate hiring additional employees during the next twelve months.

Item  2.  Plan  of  Operation.

     We are currently unable to satisfy our cash requirements without the financial support of our management. We anticipate that we will meet our cash requirements for the foreseeable future through financial support of our management. Eventually, we may seek to raise additional funds. We have not yet determined if or how we plan to obtain these additional funds.

     We  plan  to  continue  to  develop  our  operations  over  the  next year.
Consequently, we may encounter research and development expenses over the next twelve months. We expect these expenses to stem primarily from development of our website, research and development and general marketing expenses. We do not expect to purchase or sell any plant and significant equipment or make any significant changes in the number of employees over the next twelve months.

Capital  Resources  and  Liquidity.

     The Company issued 15,000,000 shares of common stock for $15,000 to the incorporators of the Company on December 5, 1997. From December 8, 1997 to December 30, 1997, the Company sold 5,000,000 shares of its common stock for $.10 per share in connection with a public offering under Regulation D Rule 504. The Company also sold 480,000 shares of its common stock for $.10 from April 29, 1998 to May 1998. The Company conducted both offerings in such a manner that the shares were sold only to accredited investors as such term is defined in Rule 501 of Regulation D under the Act. The pricing and the terms of the securities were arbitrarily determined by the Company and had no relationship to the Company's assets, book value or results of operations or any generally accepted criteria of value.

In September 1998, two incorporators and officers of the Company resigned and returned for retirement 2,700,000 shares of their holdings in the Company's common stock.

     Cash requirements have been met through sale of common stock and through use of proceeds of loans from an officer/stockholder.

Item  3.  Description  of  Property.

     The Company has rented offices at 950 N. Federal Highway, Pompano Beach, FL 33062.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

     The following table sets forth certain information concerning the ownership of our common stock as of the date of this registration statement with respect to: (a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) all directors and executive officers individually and as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below.

Security  Ownership  of  Certain  Beneficial  Owners.

Title  of    Name  &  Address  of               Amount  &  Nature        Percent
Class          Beneficial Owner                    of Ownership             of
                                                                          Class

Common        Brian  Fisher                     12,300,000  shares          69%
             9025  216th  St.                     Common  stock
          Langley,  BC,  Canada

Security  Ownership  of  Management.

Title  of     Name  &  Address  of               Amount  &  Nature       Percent
Class          Beneficial Owner                    of Ownership            of
                                                                          Class

Common          Brian  Fisher                    12,300,000  shares        69%
               9025  216th  St.                    Common  stock
            Langley,  BC,  Canada


TOTAL                                            12,300,000  shares        69%
                                                   Common  Stock
Changes  in  Control.

     There are currently no arrangements, which may result in a change of control of the Company.

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.

Officers  and  Directors.

     The  following  chart sets forth information on our officers and directors:

Name            Age          Title(s)              Date Elected/Appointed

Brian  Fisher   50     President & Director          October 6, 1998

     Our Bylaws require that we have a minimum of one director. Directors are elected at our annual meeting to be held on the 6th of November. Directors shall serve until their successors are duly elected or appointed. A vacancy on the Board of Directors may be filled by a majority vote of the remaining directors.

     Our Bylaws provide for a minimum of the following officers: President, Treasurer and Secretary. These officers are to be elected by the Board of Directors at the first Board meeting following the annual meeting. The Board may appoint other officers at any time, and the Board may fill any vacancies.

Biography  of  Sole  Director,  Brian  Fisher:

Brian Fisher, age 50, is a resident of British Colombia, Canada. After graduating from high school, Mr. Fisher became a plumber contractor and sold his business in 1980. He subsequently became a successful drilling contractor and sold that business in 1991, whereupon he became involved in the recycling industry. In 1997 he became President of Novus Environmental, Inc., now known as Wave Power.net, Inc. To supplement his practical experiences in business, Mr. Fisher enrolled in several business management courses.

Identify  Significant  Employees.

     As of the date of this registration statement, we have no persons, not mentioned above, who are expected to make a significant contribution to our business.

Family  Relationships.

     As of the date of this registration statement, there are no family relationships between our promoters, executive officers, control persons, directors or persons nominated for such positions.

Involvement  in  Certain  Legal  Proceedings.

     As of the date of this registration statement, the Company has had no events, to the best of our knowledge, that occurred during the past five years, including bankruptcies, criminal convictions or proceedings, court orders or judgments, that are material to an evaluation of the ability or integrity of any director, executive officer, promoter, control person or any person nominated for such position.

Item  6.  Executive  Compensation.

     No executive compensation has been paid to the officers or directors since inception.

Item  7.  Certain  Relationships  and  Related  Transactions.

     Other than the aforementioned, there have been no transactions during the last two years, or proposed transactions, to which we were or are a party, in which any of our directors, executive officers, nominees for such positions, security holders or the families of such people had a material interest. We are not a subsidiary of any other company. Other than the aforementioned, we have not entered and do not plan to enter into any transactions with our promoters.

Item  8.  Legal  Proceedings.

     We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved. On March 3, 2000, we entered into a merger agreement with Enter Tech Corporation, a publicly traded Nevada corporation (Enter tech). Among the terms of their agreement was the provision that in consideration for the Company relinquishing the rights to the Wave Power name the Company was to receive one million shares of common stock of Enter Tech with a market value at the date of the signing of the agreement of approximately $1 per share. The above indicated settlement agreement and mutual release was made a part of the merger agreement. On April 11, 2000, the Company was notified by attorneys for Enter Tech who claimed nonperformance by the Company under the above indicated settlement agreement and mutual release, alleging among other things, that the Company was still using the name Wave Power.Net. Accordingly, in the event Enter Tech brings a lawsuit, the potential outcome of the case could not be determined at this time, nor could any potential monetary damages be estimated.

Item  9.  Market  of Registrant's Common Equity and Related Stockholder Matters.

Market  information.

     Our common stock is presently trading on the NASDAQ Over the Counter Bulletin Board (OTCBB).

Holders.

     As of April 5, 2000, there were approximately 108 holders of record of our 17,780,000 shares of common stock outstanding. Of these shares, 12,300,000 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

     No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.

     We have not paid a cash dividend on our common stock in the past two years. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item  10.  Recent  Sales  of  Unregistered  Securities.

     There  have  been  no  recent  sales  of  unregistered  securities.

Item  11.  Description  of  Securities.

Common  Stock.

In general. We are authorized to issue 75,000,000 shares of common stock with a par value of $0.001 each, of which have approximately 17,780,000 common shares outstanding as of the date of this filing. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Brian Fisher is the beneficial owner of 12,300,000 voting shares or, approximately 69% of our outstanding voting stock. As such, our current management may be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefore. However, we have not declared any dividends to date and do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Preferred  Stock.

We  are  not  authorized  to  issue  any  preferred  stock  at  this  time.

Item  12.  Indemnification  of  Directors  and  Officers.

     Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

     Further, in an action brought by us or in our right, if the person, after exhaustion of all appeals, is found to be liable to us, or if the person makes payment to us in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders;
(2) a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

     Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.


         [The remainder of this page has been intentionally left blank]

Item  13.  Financial  Statements.


                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                           INDEPENDENT AUDITORS REPORT


To  the  Board  of  Directors
Wave  Power.Net,  Inc.
(A  Development  Stage  Company)
Pompano,  Florida  33062


We have audited the accompanying balance sheets of Wave Power.Net, Inc. (formerly Novus Environmental Inc.), (A Development Stage Company) as of December 31, 1999 and 1998 and the related statements of operations, stockholders equity (deficit) and cash flows for the years then ended and for the period from inception (November 6, 1997) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wave Power.Net, Inc. (A Development Stage Company) as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the years then ended and for the period from inception (November 6, 1997) to December 31, 1999 in conformity with generally accepted accounting principles.


SAMUEL  KLEIN  AND  COMPANY


Newark,  New  Jersey
June  23,  2000



                                WAVE POWER.NET, INC.
                            (A DEVELOPMENT STAGE COMPANY)

                                   BALANCE SHEETS



                                                                    December 31,
ASSETS                                                            1999        1998

Assets:
Organization costs                                            $  15,662   $  15,662
Less: Accumulated amortization                                      868         476
                                                              ----------  ----------

                                                              $  14,794   $  15,186
                                                          =============   ==========


LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)


Liabilities:
Accounts payable and accrued liabilities                      $   2,214   $   1,864
Stockholder loan payable                                         15,000      15,000
                                                              ----------  ----------
          Total Liabilities                                      17,214      16,864
                                                              ----------  ----------

Commitments and Contingencies

Stockholders Equity (Deficit):
Common stock, 75,000,000 shares authorized,
  $.001 par value, 17,780,000 shares issued
  and outstanding                                                17,780      17,780
Additional paid-in capital                                       95,220      95,220
Deficit accumulated during the development
  stage                                                        (115,420)   (114,678)
                                                              ----------  ----------
          Total Stockholders Equity (Deficit)                    (2,420)     (1,678)
                                                              ----------  ----------

                                                             $   14,794   $  15,186
                                                           =============  ==========


   The accompanying notes are an integral part of these financial statements.



                                             WAVE POWER.NET, INC.
                                        (A DEVELOPMENT STAGE COMPANY)

                                           STATEMENTS OF OPERATIONS



                                                                     For the Years Ended
                                                                         December 31,          Inception
                                                                      1999         1998          to Date
                                                                                           November 6, 1997
                                                                                                   to
                                                                                           December 31, 1999
Sales                                                               $   -        $   -      $   -
Expenses:
Amortization                                                           392           392            868
Bad debt                                                                          39,177         39,177
Advertising                                                                        2,659          2,659
Bank charges                                                                          56             56
Foreign exchange loss                                                              2,186          2,186
License and dues                                                       350           315            665
Management fees                                                                   52,000         52,000
Professional fees                                                                  1,953          1,953
Rent                                                                              13,630         13,630
Telephone                                                                          1,226          1,226
Travel                                                                             1,000          1,000
                                                                             ------------  -------------
                                                                       742       114,594        115,420
                                                                  ---------  ------------  -------------

Net Loss                                                            $ (742)  $  (114,594)  $   (115,420)
                                                                    =======  ============   ============


Loss per Share:
Basic and diluted loss per share                                    $    -   $      (.01)  $       (.01)
                                                              =============  ============  =============

Basic and Diluted Common Shares
  Outstanding                                                   17,780,000    17,780,000     17,780,000
                                                              =============  ============  =============



The  accompanying  notes  are  an  integral  part of these financial statements.



                                                 WAVE POWER.NET, INC.
                                             (A DEVELOPMENT STAGE COMPANY)

                                      STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)

                                   FOR THE PERIOD FROM INCEPTION (NOVEMBER 6, 1997)
                                                 TO DECEMBER 31, 1999




                                                                        Deficit
                                       Common Stock                    Accumulated       Total
                                     $.001 Par Value     Additional     During the     Stockholders
                                          Number          Paid-In      Development       Equity
                                   of Shares     Amount   Capital         Stage         (Deficit)
At Inception on November 6, 1997      -             -       -              -                -

Issuance of Common Stock
for $.001 per Share               15,000,000   $ 15,000   $   -           $             $15,000

Issuance of Common Stock for
 $.01 per Share                    5,000,000      5,000    45,000          -             50,000

Net Loss for the Period Ended
  December 31, 1997                   -             -        -             (84)            (84)
                                 --------------  --------  --------     ----------    -----------

Balances - December 31, 1997      20,000,000      20,000   45,000          (84)          64,916

Issuance of Common Stock for
 .10 per Share                        480,000         480   47,520          -             48,000

Less: Retirement of Stock         (2,700,000)       -        -             (2,700)        2,700

Net Loss for the Period Ended
  December 31, 1998              ---------------  -------  ---------     (114,594)     (114,594)


Balance - December 31, 1998       17,780,000       17,780  95,220        (114,678)       (1,678)


Net Loss for the Period Ended
  December 31, 1999                                                          (742)        (742)
                                 ---------------  -------  ----------    -----------    ----------
Balances - December 31, 1999     $17,780,000      $17,780  $95,220       $(115,420)    $ (2,420)
                                ================  ========  ======       ============ =============



   The accompanying notes are an integral part of these financial statements.



                                            WAVE POWER.NET, INC.
                                        (A DEVELOPMENT STAGE COMPANY)

                                           STATEMENT OF CASH FLOWS




                                                                     For the Years Ended
                                                                          December 31,          Inception
                                                                     1999             1998       to Date
                                                                                             November 6, 1997
                                                                                                  to
                                                                                             December 31, 1999
Cash Flows from Operating Activities:
Net loss                                                          $     (742)  $(114,594)       $(115,420)
Adjustment to reconcile net loss to net cash
  used in operating activities:
Amortization                                                             392         392              868
Increase in accounts payable and accrued expenses                        350       1,864            2,214
                                                                    -----------  ----------      -----------
        Net cash provided by (used in) operating activities               -     (112,338)        (112,338)
                                                                    -----------  ----------       ----------
Cash Flows from Investing Activities:
Organization costs                                                        -         (662)         (15,662)
                                                                    -----------  ----------       ----------
        Net cash used in investing activities                             -         (662)         (15,662)
                                                                    -----------  ----------       ----------

Cash Flows from Financing Activities:
Proceeds from sale of common stock                                        -        48,000          113,000
Proceeds from stockholder loans                                           -        15,000           15,000
                                                                    -----------  ----------      ----------
        Net cash provided by investing activities                         -        63,000          128,000
                                                                    -----------  ----------      ----------

Net (Decrease) Increase in Cash                                           -       (50,000)               -

Cash - beginning of period                                                -        50,000                -
                                                                    -----------  ----------      ----------

Cash - end of period                                                $     -       $    -      $          -
                                                                     ===========  ==========     ==========


Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
  Interest                                                          $     -       $    -      $          -
                                                                     ===========  ==========    ===========
  Taxes                                                             $     -       $    -      $          -
                                                                     ===========  ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999


1.  THE  COMPANY  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Nature  of  Business
--------------------

Wave Power.Net, Inc., (formerly Novus Environmental Inc.), a development stage company (the Company) was incorporated under the laws of the State of Delaware on November 6, 1997. Wave Power.Net, Inc. will be engaged in the manufacturing, construction, installation, licensing and permitting of recycling facilities, specifically for car and truck tires.

Basis  of  Accounting
---------------------

The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash  and  Cash  Equivalents
----------------------------

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use  of  Managements  Estimates
-------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reported period.
Actual  results  could  differ  from  those  estimates.

Translation  of  Foreign  Currencies
------------------------------------

Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal year end exchange rate. The related translation adjustments are required to be recorded as cumulative translation adjustments, a separate component of shareholders equity. Revenues and expenses are required to be translated using average exchange rates prevailing during the year. Foreign currency transaction gains and losses, as well as translation adjustments for assets and liabilities of foreign operations where the functional currency is the dollar, are included in net income (loss). Foreign currency realized and unrealized gains and losses for the years presented were not material.

1.  THE  COMPANY  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING POLICIES (Continued)


                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

Earnings  (Loss)  Per  Share
----------------------------

As of December 31, 1997 the Financial Accounting Standards Board issued Statement No. 128 Earnings Per Share (SFAS 128) replacing the calculation of primary and fully diluted earnings per share with Basic and Diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Dilutive earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding. Common stock options, which are common stock equivalents, had an anti-dulitive effect on earnings per share and no effect on the weighted average number of common shares.

Impairment  of  Long-Lived  Assets
----------------------------------

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the assets carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

Comprehensive  Income
---------------------

The Company has adopted Statement of Financial Accounting Standards No. 130, (SFAS 130) Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders equity. The adoption of SFAS 130 had no impact on total stockholders equity for the period presented in these financial statements.

Start-Up  Activities
--------------------

The American Institute of Certified Public Accountants recently issued Statement of Position (SOP 98-5), Reporting the Costs of Start-Up Activities. SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. Earlier adoption was recommended. The Company currently expenses all start-up costs as

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

incurred and the application of SOP 98-5 will have no material impact on the Company's financial statements.


1.  THE  COMPANY  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING POLICIES (Continued)

Stock-Based  Compensation
-------------------------

The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25) Accounting for Stock Issued to Employees in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Comapny's employee stock options equals or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

In accounting for options granted to persons other than employees, the provisions of Financial Accounting Standards Board Statement No. 123 (FASB 123) Accounting for Stock Based Compensation are applied. In accordance with FASB 123 the fair value of these options are to be estimated at the grant date using the Black-Scholes option pricing model.

Income  Taxes
-------------

The  Company  follows  Statement of Financial Accounting Standards No. 109 (SFAS
109)Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.


2.  PLAN  OF  OPERATIONS

Wave Power.Net, Inc. is a development stage company and is in the waste management business and is involved in the manufacturing, construction, installation, licensing and permitting of recycling facilities, specifically for car and truck tires.

Current waste tire collection and disposal practices include stockpiling, burning and burying, or other selective specialty methods that cannot cope with the vast number of tires that need disposal yearly. In order to deal with this threat to human health and the environment, the U.S. Senate introduced in March

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

1997 the Waste Tire Recycling, Abatement, and Disposal Act of 1997". Also, in March 1997 the House of Representatives introduced the Tire Pile Improvement and Remediation Effectiveness Act,

this act provides for Tire Grants for purposes of constructing fire lanes in, and removing, tire piles containing 1 million or more tires.

The Company has acquired and tested a tire recycling technology that economically converts waste tires into useful commercial products without any harmful environmental impact as per the requirements of the Act. This Act mandates that all states implement actions to eliminate tire stockpiles by the end of the year 2005.


2.  PLAN  OF  OPERATIONS  (Continued)

The Company believes that its technical knowledge concerning the conversion of waste tires into commercially viable and profitable products provide it an advantage over other methods of disposal currently in use. The technical knowledge centers on:

1. The ability to shred waste tires into small pieces (crumbs) by applying relatively uncomplicated, but unique, shredding methodologies.

2. Unique adhesive materials that will bind the shredded tire crumbs and other raw materials into a strong and durable finished product.

3. A proprietary formula of raw material inputs that will produce the desired end product.

The Company plans to offer several key entry-level products: erosion control blocks, freeway sign posts and traffic curbs. Future product possibilities are numerous and include: freeway sound barriers, light standards, matrix wood alternative (fence posts, etc.), housing units and barns. Product benefits include extreme strength, corrosion resistance, unlimited life, environmentally nonthreatening and recyclable at a cost comparable to alternative products.

The Company anticipates that revenues will be generated through the sale of the molded end products that conform to the procurement lists issued by the Federal, State and County procurement policies regarding recycled and domestically manufactured products. The major customers that the Company will target will therefore be government agencies and contractors. The Company will apply for specific government grants and obligation bonds available for tire recycling, and immediately construct the first plant in the USA, and open plants as quickly as possible over the next five years to gain the maximum return on the available opportunity.

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

The Company hopes to open five recycling plants in the U.S. and once they are operational, the recycling services may be expanded to other parts of North America, Europe and the rest of the world where tire recycling opportunities exist. The Company is positioning itself as a key provider of tire recycling equipment and value-added services which will offer a narrow environmental array of end-to-end solutions targeted towards specific market segments.

These activities are being guided by management that provides a mixture of substantial experience in key functional areas of administration, engineering, research and development, finance, and marketing.

3.  DUE  TO  STOCKHOLDER

As of December 31, 1999 the Company is indebted to a stockholder in the amount of $15,000. This is a noninterest bearing loan payable on demand.

4.  PROVISION  FOR  INCOME  TAXES

For each of the periods from inception (November 7, 1997) to December 31, 1999 the Company had losses that totaled $115,420. No tax expense or benefit has been reported in the financial statements due to the uncertainty of future operations.

5.  COMMON  STOCK

The authorized capital stock of the Company consists of 75,000,000 shares of common stock, par value $.001 per share.

On December 5, 1997 the Company issued 15,000,000 shares of common stock to the incorporators of the Company for $15,000.

From December 8, 1997 to December 30, 1997 the Company sold 5,000,000 shares of its common stock for $.01 in connection with a public offering under Regulation D Rule 504. The Company also sold from April 29, 1998 to May 1998 480,000 shares of its common stock for $.10. The Company conducted both offerings in such a manner that the shares were sold only to accredited investors as such term is defined in Rule 501 of Regulation D under the Act. The pricing and the terms of the securities were arbitrarily determined by the Company and had no relationship to the Comapny's assets, book value or results of operations or any generally accepted criteria of value.

In September, 1998 two incorporators and officers of the company resigned and returned for retirement 2,700,000 shares of their holdings in the Comapny's common stock.

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

6.  COMMITMENTS  AND  CONTINGENCIES

Government  Regulation
----------------------

The Company is subject to local state and federal laws of the jurisdictions that it operates in. The Company also believes that it will be subject to all jurisdictions of its participants and clients.

Litigation
----------

On January 20, 2000 the Company executed an agreement with Wave Power Inc., a Florida corporation (Wave Power) whereby Wave Power was to be combined with Novus Environmental Inc., through the issuance of 17,000,000 shares of restricted common stock of Novus Environmental Inc. in exchange for 17,000,000 shares of Wave Power which represented all of the issued and outstanding stock of Wave Power. Pursuant to this agreement, the Company also changed its name to Wave Power.Net Inc.

6.  COMMITMENTS  AND  CONTINGENCIES

Litigation  (Continued)
----------

In February, 2000, the agreement with Wave Power terminated and the Company entered into a settlement agreement and mutual release with Wave Power and Vernon Kendrick, its President, whereby the Company agreed to relinquish its right to use the name Wave Power.Net, Inc. as well as any variations thereon. On March 3, 2000, Wave Power entered into a merger agreement with Enter Tech Corporation, a publicly traded Nevada corporation (Enter tech). Among the terms of their agreement was the provision that in consideration for the Company relinquishing the rights to the Wave Power name the Company was to receive one million shares of common stock of Enter Tech with a market value at the date of the signing of the agreement of approximately $1 per share. The above indicated settlement agreement and mutual release was made a part of the merger agreement.

On April 11, 2000, the Company was notified by attorneys for Enter Tech who claimed nonperformance by the Company under the above indicated settlement agreement and mutual release, alleging among other things, that the Company was still using the name Wave Power.Net. Accordingly, in the event Enter Tech brings a lawsuit, the potential outcome of the case could not be determined at this time, nor could any potential monetary damages be estimated.

7.  SUBSEQUENT  EVENTS

On February 10, 2000, the Company entered into an agreement with a consultant for assistance in seeking and arranging financing for the Company. The agreement has no fixed term and compensation for the

                              WAVE POWER.NET, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1999
                                   (Continued)

consultant is contingent upon the amount and type of financing that it ultimately is able to negotiate with third parties.

On February 28, 2000, the Company entered into an agreement with another consultant for a one year term whereby the consultant is required to introduce the Company to potential sources of financing. This consultants compensation is contingent upon the amount and type of financing ultimately obtained by the Company from sources that were introduced by this consultant.

On March 1, 2000, the Company rented office space subject to a lease under which it is obligated through February 28, 2001, for a total rent of $3,180. Rent is due on the first of the month and if not paid by the sixth of the month a 5% late fee is added to the monthly rent of $265. The Company is currently in default under the terms of the lease and has incurred late fees for four monthly rental payments that remain unpaid.

Item  14.  Changes  in  and  Disagreements  with  Accountants.

          Our current accountant, Samuel Klein and Company, One Newark Center, Newark, New Jersey 07102, has audited the statements included herein. We have not had any changes in or disagreements with our accountants.

WHERE ONE CAN FIND MORE INFORMATION ABOUT THE SECURITIES AND EXCHANGE COMMISSION AND ONES RIGHTS AS A SHAREHOLDER: One can find additional information about the Securities and Exchange Commission and ones rights as a shareholder at the SEC website: www.sec.gov.

PART  F/S
Item  15.  Financial  Statements  and  Exhibits



                                WAVE POWER.NET INC.
                           (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEETS



                                                        June 30,     December 31,
                                                          2000           1999
                                                      ------------  --------------
ASSETS                                                (Unaudited)     (Audited)

Current Assets:
   Prepaid rent                                       $       515   $           -

Other Assets:
   Organization costs, net of accumulated
    amortization of $1,064 at June 30, 2000
    and $868 at December 31, 1999                          14,598          14,794
                                                      ------------  --------------

                                                      $    15,113   $      14,794
                                                      ============  ==============


LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
----------------------------------------------------

Liabilities:
   Accounts payable and accrued liabilities           $    21,107   $        2214
   Stockholder loan payable                                33,955          15,000
                                                      ------------  --------------
          Total Liabilities                                55,062          17,214
                                                      ------------  --------------

Commitments and Contingencies

Stockholders Equity (Deficit):
   Common stock, 75,000,000 shares authorized,
     $.001 par value, 17,780,000 shares issued and
     outstanding                                           17,780          17,780
   Additional paid-in capital                              95,220          95,220
   Deficit accumulated during the development stage      (152,949)       (115,420)
                                                      ------------  --------------
          Total Stockholders Equity (Deficit)             (39,949)         (2,420)
                                                      ------------  --------------

                                                      $    15,113   $      14,794
                                                      ============  ==============



                                 WAVE POWER.NET, INC.
                            (A DEVELOPMENT STAGE COMPANY)

                               STATEMENTS OF OPERATIONS
                                     (UNAUDITED)




                                              For the Six Months Ended
                                                      June 30,             June 30,
                                                        2000                 1999
                                             --------------------------  ------------
Sales                                        $                       -   $         -
                                             --------------------------  ------------


Expenses:
   Amortization                                                    196           196
   Licenses and fees                                               899           300
   Office                                                           68             -
   Rent                                                           1060             -
   Professional fees                                            13,136             -
   Legal fees                                                   22,170             -
                                             --------------------------  ------------
                                                                37,529           496
                                             --------------------------  ------------

Net Loss                                     $                 (37,529)  $      (496)
                                             ==========================  ============


Loss per Share:
   Basic and diluted loss per share          $                    (.00)  $      (.00)
                                             ==========================  ============


Basic and Diluted Common Shares Outstanding                 17,780,000    17,780,000
                                             ==========================  ============




                                       WAVE POWER.NET, INC.
                                  (A DEVELOPMENT STAGE COMPANY)

                                     STATEMENTS OF CASH FLOWS
                                           (UNAUDITED)



                                                            For the Six Months Ended
                                                                    June 30,            June 30,
                                                                      2000                1999
                                                           --------------------------  ----------
Cash Flows from Operating Activities:
   Net loss                                                $                 (37,529)  $    (496)
   Adjustments to reconcile net loss to net cash
   used in operating activities:
        Amortization                                                             196         196
        Increase in accounts payable and accrued expenses                     18,893         300
        (Increase) in prepaid rent                                              (515)          -
                                                           --------------------------  ----------
            Net cash provided by (used in) operating
              activities                                                     (18,955)          -
                                                           --------------------------  ----------

Cash Flows from Financing Activities:
   Proceeds from officer/stockholder loans                                    18,955           -
                                                           --------------------------  ----------
        Net cash provided by financing
        activities                                                            18,955           -
                                                           --------------------------  ----------

Net Increase (Decrease) in Cash                                                    -           -

Cash, Beginning of Period                                                          -           -
                                                           --------------------------  ----------

Cash, End of Period                                        $                       -   $       -
                                                           ==========================  ==========


Supplemental Disclosures of Cash Flow Information:
   Cash paid during the period for:
      Interest                                             $                       -   $       -
                                                           ==========================  ==========
      Taxes                                                $                       -   $       -
                                                           ==========================  ==========




                               WAVE POWER.NET INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                                 JUNE  30, 2000


NOTE  1
-------

Nature  of  Business
--------------------

Wave Power.Net Inc., a development stage company (the Company) was incorporated under the laws of the State of Delaware on November 6, 1997. Wave Power.Net Inc. will be engaged in the manufacturing, construction, installation, licensing and permitting of recycling facilities, specifically for car and truck tires.

Basis  of  Accounting
---------------------

The financial statements of the Company have been prepared on the accrual basis of accounting.


NOTE  2
-------

The December 31, 1999 balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the financial position as of June 30, 2000 and the results of operations for the six months ended June 30, 2000 and 1999, and the cash flows for the six months ended June 30, 2000 and 1999.

The statements of operations for the six months ended June 30, 2000 and 1999 are not necessarily indicative of results for the full year.

While the Company believes that the disclosures presented are adequate to make the information not misleading, these financial statements should be read in conjunction with the financial statements and accompanying notes included in the Comapny's Annual Report for the year ended December 31, 1999.

NOTE  3
-------

Earnings per share are based on the weighted average number of shares of common stock outstanding including common stock equivalents.


NOTE  4
-------

Commitments  and  Contingencies
-------------------------------

On March 1, 2000, the Company rented office space subject to a lease under which it is obligated through February 28, 2001, for a total of $3,180. Rent is due on the first day of the month, and if not paid by the sixth a 5% late fee is added to the monthly rent of $265. The Company is currently in default under the terms of the lease not having paid rent and late charges for four months.

NOTE  4  (Continued)
-------

Litigation
----------

On January 20, 2000 the Company executed an agreement with Wave Power Inc., a Florida corporation (Wave Power) whereby Wave Power was to be combined with Novus Environmental Inc., through the issuance of 17,000,000 shares of restricted common stock of Novus Environmental Inc. in exchange for 17,000,000 shares of Wave Power, which represented all of the issued and outstanding stock of Wave Power. Pursuant to this agreement, the Company also changed its name to Wave Power.Net Inc.

In February, 2000, the agreement with Wave Power terminated and the Company entered into a settlement agreement and mutual release with Wave Power and Vernon Kendrick, its President, whereby the Company agreed to relinquish its right to use the name Wave Power.Net, Inc. as well as any variations thereon. On March 3, 2000, Wave Power entered into a merger agreement with Enter Tech Corporation, a publicly traded Nevada corporation (Enter tech). Among the terms of their agreement was the provision that in consideration for the Company relinquishing the rights to the Wave Power name the Company was to receive one million shares of common stock of Enter Tech with a market value at the date of the signing of the agreement of approximately $1 per share. The above indicated settlement agreement and mutual release was made a part of the merger agreement.

On April 11, 2000, the Company was notified by attorneys for Enter Tech who claimed nonperformance by the Company under the above indicated settlement agreement and mutual release, alleging among other things, that the Company was still using the name Wave Power.Net. Accordingly, in the event Enter Tech brings a lawsuit, the potential outcome of the case could not be determined at this time, nor could any potential monetary damages be estimated.

Because of the uncertainty surrounding the realization of the revenue which would arise from the provisions of the merger agreement with Enter Tech, this revenue has not been reflected in the accompanying financial statements.


NOTE  5
-------

On February 10, 2000 the Company entered into an agreement with a consultant for assistance in seeking and arranging financing for the Company. The agreement has no fixed term and compensation for the consultant is contingent upon the amount and type of financing that it ultimately is able to negotiate with third parties.

On February 28, 2000, the Company entered into an agreement with another consultant for a one year term whereby this consultant is required to introduce the Company to potential sources of financing. This consultants compensation is contingent upon the amount and type of financing ultimately obtained by the Company from sources that were introduced by this consultant.



EXHIBIT  INDEX


EXHIBIT  #                        ITEM
PAGE

3.1                          Articles  of  Incorporation
38

3.2                                    Bylaws
40

4                                Share  Certificate
45

27                          Financial  Data  Schedule
46


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




     WAVE  POWER.NET,  INC.
     /s/_____________________________
     By:  Brian  Fisher,  President  &  Director



Date:_September  4  2000__
      ------------------